

July 30, 2010

Honourable Daniel Sullivan
John McNab
Glenn Campbell
Canadian Consulate General
1251 Avenue of the Americas
New York, NY 10020

> **Re:** **Province of British Columbia**
> **Registration Statement under Schedule B**
> **File No. 333-167980**
> **Filed July 2, 2010**
>
> **Form 18-K for Fiscal Year Ended March 31, 2009, as amended**
> **File No. 333-82846**
> **Filed October 2, 2009 and amended November 30, 2009 and March 8,**
> **April 28, and July 13, 2010**

Dear Sirs:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your documents and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note that the Province references the global financial crisis at several points in the materials incorporated by reference. Where appropriate, please discuss any additional material effects the global financial crisis has had on the Province's

public finances or economy more generally and any additional measures the Province has implemented to mitigate any such effects.

2. Where appropriate, please discuss any material impact the European sovereign debt crisis has had or is expected to have upon the Province's public finances or economy more generally.

3. We note press reports indicating that a series of bomb attacks on natural gas pipelines occurred in the Dawson Creek region in 2008 and 2009. Please advise us of any recent developments on this issue and, if material, discuss the impact these attacks have had on the Province's public finances or economy more generally.

4. Where appropriate, please discuss any material impact declining populations of certain salmon species in the Province's waters have had on the Province's public finances or economy more generally. Please also discuss the causes of the declines, if known, and any measures the Province has taken to address these declines.

5. We note that home prices and existing home sales have rapidly increased in the Province recently. Please discuss any material effects potential declines in home prices or sales would have on the Province's public finances or economy more generally.

Registration Statement under Schedule B

Enforceability and Governing Law, page 11

6. If possible, please quantify the length of the limitation period within which securities-related claims against the Province must be brought in the Supreme Court of British Columbia. Please also disclose any other material limitations the Crown Proceeding Act may place on a holder's ability to bring suit or obtain a remedy against the Province in any matter involving the securities.

Amendment No. 4 to Annual Report on Form 18-K

Exhibit 99.13

Financial Assets, page 22

7. Please discuss any material impact the 2008/09 to 2009/10 year-over-year reduction in "cash, cash equivalents, temporary investments and warehouse investments" has had or is expected to have on the Province's ability to implement social or economic policy.

Taxpayer-supported debt to GDP, page 25

8. Please discuss whether the increase in the ratio of taxpayer-supported debt to GDP from 2008/09 to 2009/10, or whether increasing levels of provincial debt generally (see "Total Provincial Debt," page 25), will materially affect the Province's ability to satisfy its debt obligations.

Closing Comment

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review an amendment prior to the requested effective date of the registration statement.

Please direct any questions about these comments to me at (202) 551-3238.

Sincerely,

Ellie Bavaria
Special Counsel

cc: Christopher J. Cummings (via facsimile)
        Shearman & Sterling LLP
        (416) 360-2958